08028293

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RECD S.E.C.
APR 2 2 2008
808

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UST Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Washington Blvd., 6th Floor
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Doto (212) 852-3647
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street	Boston	MA	02550
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I Robert Doto affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UST Securities Corp. (the "Company") for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2-26-08
Date

President
Title

Notary Public

JENNY LEE
Notary Public, State of New York
No. 01LE6081505
Qualified in Kings County
Commission Expires October 07, 20 10

UST SECURITIES CORP.
(an indirect wholly-owned subsidiary of Bank of America Corporation)
(S.E.C. I.D. No. 8-29292)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT

* * * * * *

File pursuant to rule 17a-5(c)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To Board of Directors and Stockholder of
UST Securities Corp.
(A wholly-owned subsidiary of Bank of America)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of UST Securities Corp. (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 18, 2008

UST SECURITIES CORP.
(An indirect wholly-owned subsidiary of Bank of America Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Assets		
Cash and cash equivalents	$	4,668,284
Equipment and office facilities—net		14,014
Receivables from broker-dealer		324,108
Receivables from affiliate		26,046
Other assets		14,847
Total	$	5,047,299
Liabilities and stockholder's equity		
Liabilities		
Payable for commissions and interest		1,074
Due to affiliate		8,392
Income tax payable		3,138
Deferred tax liability, net		19,936
Accrued expenses and other liabilities		83,071
Total liabilities		115,611
Stockholder's equity		
Common stock, stated value $50 – 2,500 shares authorized— 1,020 shares issued and outstanding		51,000
Additional paid-in capital		4,917,542
Accumulated Deficit		(36,854)
Total stockholder's equity		4,931,688
Total	$	5,047,299

The accompanying notes are an integral part of these financial statements.

UST SECURITIES CORP.
(An indirect wholly-owned subsidiary of Bank of America Corporation)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION YEAR ENDED DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UST Securities Corp. (the "Company") provides brokerage services to individuals and institutions located throughout the United States of America. The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly known as the National Association of Securities Dealers (the "NASD"). All securities are cleared through National Financial Service LLC (a subsidiary of Fidelity Global Brokerage Group, Inc.) on a fully disclosed basis. The Company's revenues are primarily earned from commissions received in the execution of trades on behalf of its clients.

The Company is a wholly-owned subsidiary of the United States Trust Company, National Association (the "Parent" or "Trust Company"). Pursuant to a stock purchase transaction which was consummated on July 1, 2007, the Company is an indirect wholly-owned subsidiary of the Bank of America Corporation ("BAC"). The Company was previously owned by The Charles Schwab Corporation ("CSC"). A purchase accounting adjustment was recorded to reclassify the deficit in retained earnings to additional paid-in capital.

The following is a summary of the significant accounting policies:

a. *Basis of Presentation*—These financial statements have been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Such estimates relate to useful lives of equipment, office facilities, and property; valuation of investments; valuation of employee stock options; fair value of financial instruments; allowance for doubtful accounts of brokerage clients; retirement and postretirement benefits; future tax benefits; restructuring reserves; and legal reserves. Actual results could differ from such estimates.

b. *Income Taxes*—The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109) as interpreted by FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48), resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

   Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

Under FIN 48, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB). The Company accrues income-tax-related interest and penalties (if applicable) within income tax expense. The adoption of FIN 48 did not have a material impact on the Company's financial position, results of operations, or cash flows.

The Company's operating results are included in the consolidated federal income tax return of BAC. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and BAC. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

c. *Cash and cash equivalents*—For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less from inception to be cash equivalents.

d. *Revenue Recognition*—Commissions and trading revenue from principal transactions are recognized on a trade-date basis. Interest is recognized as income when earned.

e. *Equipment and Office Facilities*—Equipment and office facilities are depreciated on a straight-line basis over the estimated useful lives of the assets of three to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the term of the lease. Equipment and office facilities are stated at cost net of accumulated depreciation and amortization of $1,629 at December 31, 2007. Equipment and office facilities are reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

f. *Pension Plan*—The Company participates in a trustee managed, noncontributory, qualified defined benefit pension plan for the benefit of eligible U.S. Trust employees hired on or before December 31, 2001, the U.S. Trust Corporation Employees' Retirement Plan (the "Pension Plan"). Under the Pension plan, as amended, eligible employees earned a benefit under a new career average formula without an early retirement subsidy. Employees hired after December 31, 2001 receive an account balance benefit under the Pension Plan. Under this provision of the Pension Plan, eligible employees receive an annual credit of 5% of their total compensation to a hypothetical account which becomes vested in a graded manner over four years. The employee accounts earn interest on the accumulated balances.

The Company provides health care and life insurance benefits for certain active employees and certain qualifying retired employees and their dependents. Postretirement medical and life insurance benefits are accrued during the years that the employee renders service to reflect the expected cost of providing health care and life insurance and other benefits to an employee upon retirement.

g. *Estimated Fair Value of Financial Instruments*—The Company considers the amounts recorded for the financial instruments on the statement of financial condition to be reasonable estimates of fair value due to their short term nature.

Effective January 1, 2007, the Company adopted SFAS 157, which provides a framework for measuring fair value under GAAP. SFAS 157 also eliminated the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market observable data. SFAS 157 requires that the impact of this change in accounting for derivative contracts be recorded as an adjustment to beginning retained earnings in the period of adoption.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value. All the Company's financial instruments are classified at Level 1 assets that are defined by the standard as quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets. The adoption of SFAS 157 did not have a material impact on the Company's financial position.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of a money market mutual fund with a market value of $4,036,375 and other cash and cash equivalents of $631,909 at December 31, 2007

3. RENTAL COMMITMENTS

The Company conducts its business from office space that is leased by its Parent in Jersey City, New Jersey. The lease expires in 2015 and is renewable for a five year period. The Company's obligation for future minimum rental payments under leased rental space is as follows:

Year Ending December 31	Minimum Rentals
2008	$ 72,798
2009	69,092
2010	69,844
2011	70,713
2012	70,713
Later years	176,783
Total minimum rental payments	$ 529,943

4. NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of $4,303,648 which was $4,253,648 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.

The Company is exempt from the provisions of SEC Rule 15c-3 pursuant to paragraph (k)(2)(ii) as an introducing broker, clearing all security transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmitting all customer funds and securities to such clearing broker-dealer.

5. INCOME TAXES

At December 31, 2007, current income taxes of $3,138 are payable to BAC and are included in the "income tax payable" caption in the Statement of Financial Condition.

Deferred income tax expense is determined by the change in the deferred tax asset or liability between periods. The temporary differences that comprise the net deferred tax liability are detailed as follows:

	2007
Deferred tax liability:	
Employee benefits	$ 19,444
Premises and equipment	492
	19,936
Deferred tax asset:	
State net operating loss carryforwards[1]	137,416
Valuation allowance	(137,416)
	-
Net deferred tax liability	$ 19,936

[1]The net operating losses expire in 2011-2013.

The Company adopted the provisions of FIN 48 on January 1, 2007. FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. At December 31, 2007 and January 1, 2007 the Company had no unrecognized tax benefits (UTB's). During the year ended December 31, 2007, there were no increases, decreases, settlements or expirations of statutes of limitations affecting the UTB balance.

Prior to July 1, 2007, the Company was included in the CSC federal consolidated return. As part of the stock purchase transaction on July 1, 2007, BAC was indemnified of any potential Federal income tax liability arising from the examination of the years occurring before the acquisition date, of which, no liability has been identified. After July 1, 2007, the Company was included in the BAC federal consolidated return. This tax year is open to examination by the Internal Revenue Service.

During the year ended December 31, 2007, the Company recognized no interest and penalties within income tax expense. As of December 31, 2007 and January 1, 2007, the Company had no accrual for interest and penalties that relate to income taxes.

6. RELATED-PARTY TRANSACTIONS

Pursuant to a service agreement, U.S. Trust Technology and Support Services, Inc. ("TSSI") and the Parent provide certain operating and other administrative support services to the Company. Such services include payroll, accounting, and administration of health and other employee benefit plans. At December 31, 2007, the Company had a payable of $8,392 recorded on its books in connections with these services. The Parent provided legal and compliance services to the Company.

The company maintains a checking account with Bank of America, N.A. a BAC subsidiary for general operating purposes. As of December 31, 2007 the account had a balance of $467,096. The Company also maintained a corporate checking account with the Parent. At December 31, 2007 the account had a balance of $164,813. These assets are included in "cash and cash equivalents" in the Statement of Financial Condition. Certain assets of the Company are held in a custodial account maintained with the Parent.

7. EMPLOYEE BENEFIT AND PERFORMANCE COMPENSATION PLANS

Pension and Other Post Retirement Benefits—Eligible employees of the Company may participate in a pension plan whose sponsorship has been assumed by BAC from its former sponsor, the United States Trust Corporation, Inc. The pension plan is a trusteed, noncontributory, qualified defined benefit pension plan, the benefit obligation and related plan assets are based on certain estimates – years of employee service, rate of increase in salary, discount rate and expected rate of return on plan assets – which are made by management with recommendations by actuaries. In addition to the years of employee services, rate of increase in salary, and discount rate, postretirement medical and life insurance benefit obligations under the plan are based on the health care cost trend rate which is an actuarial estimated rate of future increases in per capita cost of health care benefits.

Performance Compensation Plans—BAC sponsors a 401(k) plan, covering all employees of the Company who satisfy a one-year service requirement. Under the 401(K) plan, employees may receive matching contributions of up to 5% of their compensation. Employees of the Company may also receive awards under the Company's performance compensation plans. Awards to officers and other employees are governed by the terms of the Annual Incentive Plan ("AIP").

In prior years, the Company participated in various stock-based performance compensation plans sponsored by CSC. The BAC stock purchase transaction on July 1, 2007 effectively terminated those benefit plans with the remaining share grants left unvested and automatically expired. The Company had a receivable of $26,046 recorded on its books at December 31, 2007 in connection with these terminated programs. Employees of the Company did not participate in any BAC sponsored stock-based performance compensation plans.

8. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's clearing broker, National Financial Service LLC, is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2007, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customers' securities transactions. These activities may expose the Company to risk of loss in the event that the clearing broker is unable to fulfill the terms of the contracts.

9. SUBSEQUENT EVENT

The Company has decided to wind down its business and intends to cease all ongoing business operations on or before May 30, 2007. Furthermore, UST Securities Corp. intends to file with the SEC, FINRA, and state securities regulators a Form BDW during the second calendar quarter of 2008 to withdraw its registration as a broker-dealer. Following receipt of the required regulatory and government approvals, UST Securities will either dissolve or be merged into an affiliate of the Bank of America Corporation.

* * * * *

END